Exhibit 99.1

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ASCENTAGE PHARMA TO REPORT FULL YEAR 2025 UNAUDITED FINANCIAL RESULTS AND PROVIDE BUSINESS UPDATES ON MARCH 25, 2026

ROCKVILLE, MD and SUZHOU, China, March 11, 2026 – Ascentage Pharma Group International (Ascentage Pharma) (NASDAQ: AAPG; HKEX: 6855) (referred herein as “Ascentage Pharma,” the “Company,” “we,” “us” or “our”), a global, commercial stage, integrated biopharmaceutical company engaged in discovering, developing and commercializing novel, differentiated therapies to address unmet medical needs in cancer, today reported it will release its full year 2025 unaudited results and provide business updates at 7:00 pm Eastern Daylight Time (EDT) on March 25, 2026 / 7:00 am Hong Kong Time (HKT) on March 26, 2026.

Analysts and investors are invited to join the investor webcast with Q&A, conducted by the Company’s management team.

Ascentage Pharma will host a Chinese (Mandarin) language investor webcast at 10:00 pm EDT on March 25, 2026 / 10:00 am HKT on March 26, 2026.  To access the Chinese language investor event or conference call, please register in advance here.

The English language investor webcast will be held at 8:00 am EDT / 8:00 pm HKT on March 26, 2026. To access the English language webcast, please register in advance here. The webcast replay for English language presentation will also be available on the News & Events page of the Ascentage Pharma website.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Yuly Chen, Senior Director of Investor Relations

Ascentage Pharma

Yuly.Chen@ascentage.com

+86 512 85557777

Stephanie Carrington
ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:

Sean Leous
ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 866-4012